# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 08/13/2026
Amends the filing with accession number 0001193125-24-223899
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, California (CA), 94063, (410) 800-7503

## Reporting persons
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,037,854; sole dispositive power 0; shared dispositive power 5,037,854; aggregate amount beneficially owned 5,037,854 (7.7% of the class)
- SR One Capital Fund II Aggregator, LP (CIK 0001966610): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,946,564; sole dispositive power 0; shared dispositive power 1,946,564; aggregate amount beneficially owned 1,946,564 (3% of the class)
- SR One Capital Partners II, LP (CIK 0001966609): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,946,564; sole dispositive power 0; shared dispositive power 1,946,564; aggregate amount beneficially owned 1,946,564 (3% of the class)
- AMZL, LP (CIK 0001971694): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,917,895; sole dispositive power 0; shared dispositive power 1,917,895; aggregate amount beneficially owned 1,917,895 (2.9% of the class)
- SR One Capital SMA Partners, LP (CIK 0002039882): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,917,895; sole dispositive power 0; shared dispositive power 1,917,895; aggregate amount beneficially owned 1,917,895 (2.9% of the class)
- SR One Capital Opportunities Fund I, LP (CIK 0001955314): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,173,395; sole dispositive power 0; shared dispositive power 1,173,395; aggregate amount beneficially owned 1,173,395 (1.8% of the class)
- SR One Capital Opportunities Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,173,395; sole dispositive power 0; shared dispositive power 1,173,395; aggregate amount beneficially owned 1,173,395 (1.8% of the class)
- Simeon George (CIK 0001595117): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,037,854; sole dispositive power 0; shared dispositive power 5,037,854; aggregate amount beneficially owned 5,037,854 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Comment:
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 23, 2024 (the "Schedule 13D") and Amendment No. 1 thereto filed on October 14, 2025 ("Amendment No. 1") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

This Amendment No. 2 is being filed to report that the beneficial ownership of Common Stock by the Reporting Persons (as defined below) has decreased by more than 1% as a result of an increase in the number of Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
SR One Capital Management, LLC ("SR One Capital Management"); SR One Capital Fund II Aggregator, LP ("SR One Fund II Aggregator"); SR One Capital Partners II, LP ("SR One Partners II"); AMZL, LP ("AMZL"); SR One Capital SMA Partners, LP ("SMA Partners"); SR One Capital Opportunities Fund I, LP ("SR One Opportunities Fund I"); SR One Capital Opportunities Partners I, LP ("SR One Opportunities Partners I"); and Simeon George, M.D. ("Dr. George").

SR One Fund II Aggregator is directly controlled by its general partner, SR One Partners II. AMZL is directly controlled by its general partner, SMA Partners. SR One Opportunities Fund I is directly controlled by its general partner, SR One Opportunities Partners I. SR One Partners II, SMA Partners and SR One Opportunities Partners I are directly controlled by their general partners, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Fund II Aggregator Shares, the AMZL Shares and the SR One Opportunities Fund I Shares (each as defined below).

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." SR One Fund II Aggregator, AMZL and SR One Opportunities Fund I are referred to collectively as the "Funds."
Residence or business address: The address of each Reporting Person for purposes of this filing is c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, CA 94063.
Present principal occupation or employment: The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Partners II is to act as the sole general partner of SR One Fund II Aggregator. The principal business of SMA Partners is to act as the sole general partner of AMZL. The principal business of SR One Opportunities Partners I is to act as the sole general partner of SR One Opportunities Fund I. The principal business of SR One Capital Management is to act as the sole general partner of SR One Partners II, SMA Partners, SR One Opportunities Partners I and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SR One Fund II Aggregator, SR One Partners II, AMZL, SMA Partners, SR One Opportunities Fund I, and SR One Opportunities Partners I are limited partnerships organized under the laws of the State of Delaware. SR One Capital Management is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 65,176,723 shares of Common Stock reported by the Issuer to be outstanding as of July 31, 2026, on the Issuer's Form 10-Q filed with the Securities Exchange Commission on August 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/17/2026)
- SR One Capital Fund II Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/17/2026)
- SR One Capital Partners II, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/17/2026)
- AMZL, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/17/2026)
- SR One Capital SMA Partners, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/17/2026)
- SR One Capital Opportunities Fund I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/17/2026)
- SR One Capital Opportunities Partners I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (08/17/2026)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D. (08/17/2026)
Comment: This Amendment No. 2 to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.